

June 23, 2021

Anthony Chan
Chief Financial Officer
Borqs Technologies, Inc.
Suite 309, 3/F, Dongfeng KASO
Dongfengbeiqiao, Chaoyang District
Beijing 100016, China

> **Re: Borqs Technologies, Inc.**
> **Registration Statement on Form F-1**
> **Filed June 21, 2021**
> **File No. 333-257228**

Dear Mr. Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Avital Perlman